Exhibit 21.1

Subsidiaries of Mawson Infrastructure Group Inc.

Name of Subsidiary	Jurisdiction of Incorporation or Organization
Mawson Infrastructure Group Pty Ltd (previously known as Cosmos Capital Limited)	Australia

Cosmos Grid Tech Pty Ltd (wholly owned by Mawson Infrastructure Group Pty Ltd)	Australia

Cosmos Trading Pty Ltd (wholly owned by Mawson Infrastructure Group Pty Ltd)	Australia

Cosmos Asset Management Pty Ltd (partially owned by Mawson Infrastructure Group Pty Ltd)	Australia

BitTD Pty Ltd (wholly owned by Mawson Infrastructure Group Pty Ltd)	Australia

Cosmos Infrastructure LLC (owned by Cosmos Trading Pty Ltd and Mawson Infrastructure Group Pty Ltd)	Delaware

Cosmos Manager LLC (wholly owned by Cosmos Trading Pty Ltd)	Delaware

Luna Squares LLC (previously known as Innovative Property Management LLC, partially owned by Cosmos Manager LLC)	Delaware

Wize NC Inc	Delaware

Wize Pharma Ltd	Israel

OcuWize Ltd. (wholly owned by Wize NC Inc.)	Israel